UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

07 September 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

THIS DOCUMENT WHICH IS PERSONAL TO THE SHAREHOLDER(S) NAMED BELOW AND WHICH IS NOT TRANSFERABLE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.
If you have sold or transferred all or part of your registered holding of Ordinary Shares prior to 22nd August 2012 and those Shares are nonetheless included in the number of shares stated in Box A, you should consult your stockbroker, bank or other agent through or by whom the sale or transfer was effected immediately.

CRH plc
Registered in Dublin No. 12965. RegisteredOffice: 42 Fitzwilliam Square,Dublin 2.
2012 INTERIMDIVIDEND - SCRIP DIVIDEND OFFER

Election and Mandate Form or Notice of Entitlement (see notes below)

Box A Registered holding of Ordinary Shares on 24th August 2012	Box B Net cash dividend entitlement * €	Box C Maximum number of New Shares to which you are entitled	Box D Number of New Shares which you wish to receive if less than your maximum entitlement shown in Box C	Box E Mark with an "X" to effect a mandate in respect of future dividends

*Net cash dividend entitlement is shown after the deduction of Dividend Withholding Tax, where applicable.

The Chairman's Letter dated 6th September 2012 (the "Circular") and the Terms and Conditions booklet should be carefully considered before any action is taken. Certain words and expressions defined in the Terms and Conditions bear the same meanings when used in this Election and Mandate Form or Notice of Entitlement, unless the context otherwise requires.

HOW TO DEAL WITH THIS FORM

1              If the words "Already Mandated" are printed across Boxes D and E above, a Mandate to take New Shares instead of cash is already in place, this is a Notice of Entitlement and your options are:
(i)            To receive your maximum entitlement to New Shares in respect of the interim dividend: take no action;
or
(ii)           To receive your dividend in cash: you must revoke the existing mandate in writing. (All joint holders must sign.)

2 If the words "Already Mandated" are not printed across Boxes D and E above, this is an Election and Mandate Form and your options are:
         (i)   To receive your maximum entitlement to New Shares instead of cash for the interim dividend: sign and date this Form;
or
(ii) To receive your maximum entitlement to New Shares in respect of the interim dividend and under any future Scrip Dividend Offer: place an "X" in Box E, sign and date this Form;
or
       (iii)           To receive a combination of New Shares and cash in respect of the interim dividend: insert in Box D the number of New Shares you wish to receive (which must be less than the number shown in Box C), sign and date this Form. The interim dividend will be paid in cash in respect of the Ordinary Shares on which no election is made;

or
               (iv)           To receive your total interim dividend in cash: take no action. Do not return this Form. The interim dividend will be paid in the usual way.

If you elect to receive New Shares in accordance with 2(i), (ii) or (iii) or if you wish to revoke your Mandate in accordance with 1(ii), your completed Form or your notice of revocation, as the case may be, should be sent to Capita Registrars (Ireland) Limited, in the prepaid envelope provided, so as to arrive no later than 12 noon on 4th October 2012.

To: The Directors of CRH plc
I/We, being the holder(s), at the close of business on 24th August 2012, of the number of Ordinary Shares in the Company set out in Box A above, hereby give notice that, in lieu of payment in cash in respect of the interim dividend for the year ending 31st December 2012, I/we irrevocably elect to receive an allotment of the number of New Shares shown in Box C above or, if less, the number of New Shares shown in Box D above credited as fully paid on the terms and conditions of the Scrip Dividend Offer, as set out in the Circular, the Terms and Conditions and the Memorandum and Articles of Association of the Company as from time to time varied.

If so indicated in Box E above, I/we wish my/our election to apply in respect of my/our entire holding of Ordinary Shares on the appropriate Record Date(s), for and on the same terms as any Scrip Dividend Offers made to other Shareholders until revoked by me/us. Completion of the Mandate by marking Box E automatically replaces any other election.

I/We acknowledge that the Company reserves the right to treat any election not strictly complying with the terms and conditions of the Scrip Dividend Offer as nevertheless valid.

I/We request and authorise the Company to procure my/our name(s) be placed on the Register of Members of the Company as holder(s) of the New Shares and to send to me/us a definitive certificate in respect of the said New Shares for which this application is accepted, by post at my/our risk to the address given above (unless I/we direct otherwise) or, if my/our shares are held in uncertificated form to credit my/our CREST account with the New Shares.

I/We represent and warrant that I am/we are not, and that I am/we are not applying on behalf of, a Non-eligible Shareholder, and am/are not applying with a view to the re-offer, re-sale, transfer or delivery of any of the New Shares which are the subject of this election, directly or indirectly, to or for the benefit of any Non-eligible Shareholder.

Sign here ONLY if you are the person(s)named above.

(1) Signature:................................................................................................            (2) Signature:................................................................................................

(3) Signature:................................................................................................            (4) Signature:................................................................................................

Dated:                                                                                                                       Daytime Tel. No. ..........................................................................................
                                          (in case of queries)
Notes: 1. All joint holders must sign.
     2. A corporation should affix its common seal or sign under the hand of a duly authorised official who should state his/her capacity.
     3. If this Election and Mandate Form is signed under a power of attorney, such power of attorney or a duly certified copy thereof must accompany this Form.

All enquiries regarding this Form should be addressed to Capita Registrars (Ireland) Limited, P.O. Box 7117, Dublin 2. Tel. +353 1 8102400, Fax +353 1 8102422. Completed Forms should be sent by post (in the prepaid envelope provided) to the same address or delivered by hand to Unit 5, Manor Street Business Park, Manor Street, Dublin 7, Ireland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 07 September 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director